January 19, 2023

Mr. Scott Stringer

Mr. Adam Phippen

Ms. Alyssa Wall

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Stringer, Mr. Phippen, Ms. Wall and Ms. Peyser,

RE: Application for an Extension of Time to File a Response

The Company confirms receipt of the U.S. Securities and Exchange Commission’s comment letter dated January 16, 2023, regarding the Company’s October 7, 2022 response to your comment letter on its annual report on Form 20-F for the year ended March 31, 2022 filed on July 15, 2022. The Company is actively preparing a reply letter that proposes edits to be included on the Form 20-F for the year ended March 31, 2023 in response to the Staff’s comments. To better address the Staff’s comments with the proposed edits and further improve the quality of our disclosure, we kindly request an extension to submit our response to the Staff’s comments no later than February 14, 2023. In addition, due to the upcoming Chinese New Year holiday in China, certain of the personnel involved in providing the response have been or will be away from the office. The Company would greatly appreciate your favorable response to its request for an extension.

Please feel free to contact the undersigned should you have any questions.

Sincerely,

/s/ Qi Chen

Qi Chen

Chief Executive Officer

Mogu Inc.

Huanglong Wanke Center, 23/F,

Building No. G, No. 77 Xueyuan Road

Xihu District, Hangzhou, 310012

People’s Republic of China

cc:

Yu Wang, Esq.

King & Wood Mallesons

yu.wang@hk.kwm.com

+852 6386 1503